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                              April 11, 2024

       James A. Graf
       Chief Executive Officer
       Graf Global Corp.
       1790 Hughes Landing Blvd., Suite 400
       The Woodlands, TX 77380

                                                        Re: Graf Global Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 15,
2024
                                                            CIK No. 0001897463

       Dear James A. Graf:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 filed March 15, 2024

       Cover Page

   1. We note that Note 1 to your audited financial statements indicates that you intend to focus your search for a
target company on a premium branded consumer retail business. Please revise your cover page
and other disclosures regarding your search process for a target company to address this
intended focus.
   2. We note your disclosure here and elsewhere in the prospectus that the proceeds of the offering and private
warrants may be released from the trust account as early as the commencement of the
procedures to consummate the initial business combination if you determine it is
desirable to facilitate the completion of the initial business combination.
                                                        Please tell us how this
early release of proceeds from the trust is consistent with NYSE
                                                        Listed Company Manual
Section 102.06, which contemplates that proceeds be held in the trust account "until
consummation of a business combination . . . " In addition, we note disclosure on page 21
of the prospectus stating that unless and until you complete your
 James A. Graf
Graf Global Corp.
April 11, 2024
Page 2
         initial business combination, no proceeds held in the trust account will be available for your use except for redemptions and to withdraw interest to pay income taxes.
Our Business Combination Process, page 9

3. We note your disclosure that neither you nor anyone on your behalf has engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with you. Please indicate what steps you are taking to ensure that your potential pursuit of business combination partners that had previously been in discussions with the management teams of the GRAF SPACs, as referenced on the cover page, and the "pipeline of initial business combination opportunities," as referenced on page 5, are not inconsistent with this disclosure. For example, describe how any efforts that your management team made on behalf of other
         GRAF SPACs and your leveraging of a pipeline of opportunities will not conflict with the independence of substantive discussions with potential business combination partners for
         GRAF Global Corp.
The Offering
Manner of conducting redemptions, page 25

4. We note your disclosure here and elsewhere that public shareholders may elect to redeem their public shares irrespective of whether they vote for or against the business combination. Please revise your disclosure here, and elsewhere as appropriate, to include whether public shareholders are able to redeem their shares if they abstain from voting.
Risk Factors
Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a Business
Combination, page 38

5. We note your disclosure that by restricting your investment of proceeds in cash or securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that
       Act, you intend to avoid being deemed an "investment company," and that you may be deemed to be subject to the Investment Company Act if you do not invest the proceeds as described. Please clarify that notwithstanding an investment of proceeds in government securities, you could nevertheless be considered to be operating as an unregistered investment company. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please also confirm that if your facts
FirstName LastNameJames A. Graf
       and circumstances change over time, you will update your disclosure to reflect how those
Comapany    NameGraf
       changes  impact Global
                        the riskCorp.
                                 that you may be considered to be operating as
an unregistered
       investment
April 11, 2024 Page company.
                      2
FirstName LastName
 James A. Graf
FirstName
Graf GlobalLastNameJames  A. Graf
             Corp.
Comapany
April       NameGraf Global Corp.
       11, 2024
April 311, 2024 Page 3
Page
FirstName LastName
Risks Relating to our Securities, page 67

6.       We note your risk disclosure regarding the Inflation Reduction Act of
2022 and
         the possible federal excise tax imposed on redemptions. Please also describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.
Note 2. Summary of Significant Accounting Policies
Derivative Financial Instruments, page F-11

7. It appears that you plan to account for the public and private placement warrants as equity.
         Please provide us with your analysis under ASC 815-40 to support your proposed accounting treatment for the warrants. As part of your analysis, please specifically address the tender offer provision in section 4.4 of your warrant agreement filed as exhibit 4.4 and explain whether you believe there are any instances where a cash payment could be made to a warrant holder that was not in connection with a change of control of the Company.
8. Notwithstanding the comment above, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the private warrants, and if so, how you analyzed those provisions in accordance with the guidance in ASC
         815-40. Your response should address, but not be limited to, your disclosure on page F-12 that "The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees."
Exhibits

9. We note your disclosure in the registration statement that the exclusive forum provision will not apply to Exchange Act claims but will apply to Securities Act claims arising out of the warrant agreement. The warrant agreement filed as Exhibit 4.4, states that the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit 4.4 accordingly.
 James A. Graf
FirstName
Graf GlobalLastNameJames  A. Graf
             Corp.
Comapany
April       NameGraf Global Corp.
       11, 2024
April 411, 2024 Page 4
Page
FirstName LastName
       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Elliott Smith, Esq.